July 15, 2008

Leslie H. Wexner, Chairman
and Chief Executive Officer
Limited Brands, Inc.
Three Limited Parkway
P.O. Box 16000
Columbus, Ohio 43216

      RE: **Limited Brands, Inc.**
          Form 10-K for Fiscal Year Ended February 2, 2008
          Filed March 28, 2008
          File No. 1-8344

Dear Mr. Wexner:

We have reviewed your response and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

18. Segment Information, page 77

We reviewed your response to our prior comment noting you do not believe that Mast should be considered an operating segment based on paragraphs 10(b) and 11 of SFAS 131. As discussed in your conference call transcripts for the fourth quarter of fiscal 2007 and first quarter of fiscal 2008, Mast's results have had a positive impact on your net sales (i.e. intersegment sales are now considered external sales due to the divestiture of Express and Limited) and a negative impact to your gross margin rate due to the divestiture. These disclosures along with Mast's loss of some external business (e.g. Abercrombie) appear more than "incidental" to you in the context of paragraph 11 of SFAS 131. Further, considering (i) Mast's sales to external customers and intersegment sales during the past two fiscal years and (ii) the impact Mast has had on your operating results (as discussed in your conference calls), it appears that your chief operating decision maker would review Mast's results consistent with paragraph 10(b) of SFAS 131. Based on the foregoing it appears that Mast would be considered a reportable operating segment. Please advise or revise.

Closing Comments

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

You may contact William Kearns at (202) 551- 3727 with any questions regarding accounting issues and you may contact Janice McGuirk at (202) 551-3395 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Stuart B. Burgdoerfer, CFO
      via fax (614) 415-7250